Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

TRANSCRIPT OF Q&A

PRESS CONFERENCE ABN AMRO AND BARCLAYS
AMSTERDAM, 23 APRIL 2007

PRESS CONFERENCE BARCLAYS ABN AMRO
MONDAY 23 APRIL 2007

Q&A

Mr. Groenink: Dames en heren, ladies and gentlemen.
First question, please

Q (Financial Times): Can you give us some help understanding when Bank of America came into the picture in terms of the LaSalle transaction.

Mr. Groenink: Bank of America of course next to quite a few other banks over the past years had given us interest in the LaSalle Banking operation and up till shortly of course ABN AMRO. The LaSalle operation was a very strong part of the group. Although we indicated earlier that at some point in time we might be willing to consider selling the US in order to create room for investment somewhere else, particularly in Europe. That opportunity of course had not materialized until today. When it became clear to the outside world that Barclays and ABN AMRO were in serious talks, Bank of America let it be known that they continued to be interested in LaSalle. Reviewing our strategy going forward, the two of us, but also ABN AMRO on its own, of course up till last night, ABN AMRO had two ways of thought: continuing on its own, or teaming up with Barclays. In both courses of action a sale of LaSalle fitted very nicely, from a strategic perspective of the new Barclays Group going forward, concentration of our interest in Europe, growth markets like Italy, Latin America, Brasil, Asia, it seems to be a logical step. Also for ABN AMRO on an alone basis it seems to be a logical step. So therefore ABN AMRO decided together with Barclays that a sale of LaSalle could be contemplated going forward.

The next step in our thought process was that actually it would be very helpful to create maximum transparency and a maximum freedom of movement that the sale of LaSalle coinciding with the announcement of the transactions with Barclays would be a great thing. Very shortly before we went into the last phase of our discussions and deliberations, with Barclays we decided to accelerate our thought from announcing the intention to sell LaSalle and open up a process, to actually going to a process of a pre-emptive bid by Bank of America. I think the teams on both on the sides of Bank of America and ABN AMRO did a fantastic job in getting this deal closed last night. Whilst at the same time we are actually realising a fantastic price for this asset. We also had safeguarded the interest of our shareholders, by creating a go shop provision. If anybody else than Bank of America wants to come in and wants to bid a higher price than Bank of America has agreed with us, they have that possibility to do so. So on the one hand we have created a lot of clarity going forward for the ABN AMRO Barclays Group and we also have safeguarded the interests of our shareholders by creating a mechanism to ensure that the maximum value for LaSalle will be realized.

Mr. Varley: It’s a really great transaction. It’s excellent. Doing that simultaneously with conducting the merging negotiation with Barclays it's the best example I can give you of Rijkman walking and chewing gum.

Q: Before talking to the consortium, make it impossible to do a bid on the total group. You already sold LaSalle.

Mr. Groenink: That is actually true. We have sold it before they can buy. Bank of Scotland and any other of the consortium still has the opportunity to come in to make a bid for LaSalle. So that is not excluded. So if they want to do that, that is fine. The other hand we have received a letter, expressing interest to talk, but no clear indications what so ever what shape or form that talk could take. We concluded that it would be much more in the interest of our shareholders to create absolute clarity up front and maximize the value of these assets as part of the transaction with Barclays than to wait if anything came out of the talks with those three anyway.

Q: (Wall Street Journal). Two questions. Are you speaking with the consortium today.
For you both, going forward. Although you say size doesn't play that big a role in the rushing out of this transaction, can you foresee the combined group going on and making further transformational deals in the near future?
Does Barclays see itself as an European champion going forward expanding in all markets?

Mr. Groenink: Your first question. We extended an invitation to the consortium to meet today. We'll have to actually get another timeslot today, because we will be busy going forward talking to the press……..We have re-extended our invitation today to meet.

Mr. Varley: Your second point. What Rijkman and I feel strongly is: this is the start, not the end. What we are assembling here is a group uniquely qualified to compete for business all round the world.
How should we test our competitive capability, which I think is the result of the merger? It is a simple test, really. We should look where we compete. And I would want customers and clients, where we compete, to be able to say of the enlarged group, they're one of the best in the world. Because customers and clients around the world have choice and they want to be able to look at this combined entity and say: they will give me great service, they will be able to meet the needs that I put in front of them and I do believe emphatically, that we have a unique opportunity to compete and that the competitive firepower of the combined organisation beats the firepower of the stand alone organisations.

In terms of growth going forward one of the real attractions to Rijkman and me of what we are assembling here is the alignment of the combined portfolio, with growth in the financial services industry over the course of the coming years. We both talked about that in our remarks and I think that the combination of great franchises in developed markets with growing franchises in developing markets creates a lot of growth potential on behalf of our shareholders in the years forward.

We would certainly like to increase our exposure to Asia over time. We would certainly like to be increasing our presence in the USA over time, but we will have the ability to drive those opportunities either organically of inorganically. Read nothing into that, I’m simply saying that we create a lot of options for ourselves as a result of the capital and earnings power of the combined entity and over time you should expect to see us increase our exposure to those areas in the world which we regard as high growth.

Mr. Groenink: Growing in the US of course is probably not re-entering into the retail and commercial banking market which we just sold, but in the investment banking and investment management area particularly.

Q: (Rob Bruins Slot, NOVA):
How does this deal effect the Dutch customer in the Netherlands and second question, do you think that the shareholders of both parties are going to approve this deal with ABN and that shareholder TCI is going to be satisfied or is going to wait for a better deal or a better bid from others?

Mr. Groenink: To answer your first question, we strongly believe that the combination of Barclays and ABN AMRO in the new Barclays Group will be of great interest and value to the Dutch costumers because we will be broadening the products available to our Dutch costumers, particularly of course the product capabilities coming from Barcap, the investment management capabilities coming from Barclays Global Investment Management are of great interest and value to our costumers. The stronger the geographical distribution capabilities for our Dutch exporting costumers will be of value. So all and all, whatever we have today is available for the customers in this country. One and one is more than two. I think our costumers will be highly satisfied when they see the effects of this merger coming through.

As regard whether the shareholders will accept the proposal put in front of them, we're not going to speculate. You must be absolutely assured that John and I would not have come to the conclusion to do this deal if we were not totally confident. Both our shareholders will be agreeable to this transaction. We have received very strong finance* opinions as ABN AMRO managing board and supervisory board, from our advisors on the value of this transaction to shareholders. So all and all adding this up, when we made this decision late yesterday as final decision, we did that in the full confidence that it will be carried by our shareholders.

Q: …………………………….* Royal Bank of Scotland, Banco Santander?

Mr. Groenink: I’m not going to speculate on whether higher bids are out there in the making or not. We will see what happens. What I can say today: what is on the table for ABN AMRO shareholders is a very valuable offer. I think our shareholders, from what ever side they're coming, the nomination long, short, they will see the value of this bid.

Mr. Varley: and I can think you can see them, momentum in the deal. Rijkman and I and our boards: want to make this happen and what will rise out of the construction of this great enterprise is a very strong story for costumers and a very strong story for shareholders. So the momentum here is considerable and the wish to drive to closure and beyond is considerable.

Q: How does Barclays re-earn this investment?

Mr. Varley: Well the financial characteristics of the merger from the point of the shareholders are very attractive. We have a set of financial tests that we always apply to mergers and acquisitions activity around the generation of economic profit, around earnings per share, around return on investment, relative to cost of capital and by reference to each of these tests the merger with ABN AMRO represents a very strong financial performance, each of these tests is passed. So I said in my remarks that our expectation is that our return on investment will be 13%, that’s well ahead of our cost of capital and represents a very attractive opportunity for our shareholders.

Q: ….. * There is no need to cut down on customers services, for example?

Mr. Varley: Hell no, quite the reverse, you have to in an opportunity like this, with all the excitement of creating a leading bank in the world, what you have to do is keep your feet on the ground. You have got to make sure that you don’t miss a beat on behalf of your customers. This combined enterprise is all about serving customers. We believe that we are going to be more capable on behalf of our customers than the stand alone banks that is the whole rationale* and if we do as we think we will do in terms of serving them well, than of course the returns for our shareholders will be excellent.

Q: Two questions: a question on the price, Mr. Varley: how badly do you want ABN AMRO, can you say, what can you add to the bid? Let’s assume, I'm sure you did the math well…

Mr. Varley: I don't intend to add anything, we put a very fair price on the table. You've seen that both boards have recommended that it is in the interests of their shareholders. It represents, as it should, because the value of ABN AMRO is high, it represents a fair price.

Q: But that means that if the other group, bids € 40,00, that's the number out there, referred to by analysts* that means you're walking away, that this is it..

Mr. Varley: I’m not spending a lot of time thinking about another than ABN AMRO and Barclays at the moment and I think it's important you understand the stark contrast. Rijkman and I are sitting here and talking to you about building one of the best banks in the world. A transaction that has the full support of 230.000 people across the organisation and both sets of boards. That is one proposition. The other proposition is the deconstruction by a consortium. Those are starkly contrasted and you can see where the momentum is.

Q: Would you agree that you have to look at beyond ABN AMRO and Barclays, you're not in a vacuum, right? There are companies out there who are also interested in ABN AMRO, do you do risk calculations on this?

Mr. Varley: I’m interested in whether each of us says to the other: you are the preferred partner and where each of us says to the other: we have a common vision of growth opportunity of behalf of shareholders. I said a moment ago: This is the beginning and not the end. What we will be able to create for our shareholders in the years and decades ahead is financial returns which are beyond the returns that either of us can capture independently, that's the financial logic.

Q: Maybe I have missed it in the statement, but I don’t see any lines in there on backing of shareholders already………* Did you guys talk to big parties apart from TCI ……..*? Some other investors?

Mr. Groenink: In the framework of our regular shareholder contacts we have talked to quite a number of our larger long…..* shareholders. In general terms we have noticed a strong support for the idea, of course we didn’t talk price at all at that point in time, that's only in the ……..* day. The general idea, the synergies, the strategy appeal very much to our shareholders.

Q: (Heleen de Graaf, NRC Handelsblad): I have question related to the FSA and the Dutch Central Bank. When you announced you are talking you said the Dutch Central Bank would take the lead, now it's the FSA, can you explain how that changed and what role the Dutch Central Bank plays?
And second question, will the name ABN AMRO disappear in the Netherlands?

Mr. Varley: Regulations. We were always very clear that the decision rights around lead regulator did not reside with Barclays and ABN AMRO, but the regulators and there has been a lot of dialogue between the DNB and the FSA in the course of last week as we have been keeping them informed of our intentions and plans. Coming out of that dialogue was the decision that we've referred to in our announcement today which is that the lead regulator is the FSA, but don't underestimate the scale of regulator activity by both regulators and the other regulators around the world such as the FED.

Mr. Groenink: On the branding, of course, we announced today that the name of the group will be Barclays. We also agreed that the branch which we presently operate - Barclays and ABN AMRO around the globe - are very very strong. Very embedded and of great value to us and the costumer. Although of course it's a natural process to review those. We think it is very likely that we will be retaining that strong local branches.

Q: One question about the position of Mr. Groenink. I noticed you will be a non-executive board member. Why are you not in the daily management of the group.
Second question: The headquarter in Amsterdam: Will this mean that Mr. Varley will move to Amsterdam?
I assume that a lot of the Barclays head office will come here.

Mr. Varley: I’m here today and I will be here in the future. Of course , I will be based here, absolutely. The headquarter and the central functions supporting the enterprise are going to be based in Amsterdam and I as chief executive must be here. So I will be.

Mr. Groenink: To answer your first question: First of all, in the governance which is going to govern the new bank, we will have a unitary board and a CEO. Having been and being until closing the CEO of this bank, it is in itself not very logical to have two CEO’s continuing with one being the new CEO. So that having been said and totally agreeable by me, actually I put that forward to John at one of our earliest conversations, it seems also very logical that the CEO comes from Barclays and him being something like six years younger than me, he is the logical person to take up the chair and I've not made myself available to the Executive Committee of the new enterprise.
Why I’m not chairman of the new bank? That is a very simple answer. I strongly believe in the division of power and between executive and supervision. I have not for nothing worked for a long period of time under the dual tier construction in the Netherlands. I think this new bank even if it's operating under UK corporate governance that the chairman should be independent. I cannot be considered an independent coming from ABN AMRO in this situation so therefore I think it is logical that an independent director of ABN AMRO being our chairman of the supervisory board becomes an independent chairman of the new institution.

Q: (Corinne, Financial News): You are talking about cost income synergies. Did you already set an efficiency ratio for the combined company this year?

Mr. Varley: As I said in my remarks: that the cost:income ratio of the combined group will improve as a result of the capturing of the synergies and if I just talk about philosophy and what we want to be able to say to our shareholders is that the efficiency ratios business area by business area compare with the best in the world. Hence the comments that I made in my remarks about our goal is: that when you look at each particular area of activity, we are able to say: by the end of 2010 that the cost:income ratios of underlying businesses are top quartile relative to best practice in the world.
Now that's an ambitious goal, but it is a very important goal, to insure that what we are creating is a significantly efficient enterprise and we have high confidence that we will be able to achieve that.

Mr. Groenink: I would like to add that the new bank will be supported by the measures taken by ABN AMRO to improve its overall efficiency, going forward, measures which we started already the last year, which will be effective this year, when we see the first quarter results, that the group efficiency ratio ABN AMRO has dropped 4 percentage points. And those plans of course are all in place and we'll continue, so that will continue to bring advantages to the overall cost:income ratio of the new group and I think also the expertise and already the drive started in the UK to improve the efficiency ratio of the UK business. It will be reinforced by the experience that ABN AMRO is bringing to the table there.

Q: Right now ABN AMRO shares are trading at just about € 37,00 on Euronext and Barclays shares are down just slightly, how do you interpret that, the reaction from the market?

Mr. Varley: The market has his own unique wisdom. I think it is saying it believes in the deal.

Q: Even though …….* shares prices on the market is higher than the value of the offer?

Mr. Varley: One of the things that you need to keep your eye on is the dividend that will be the final dividend that will be paid by Barclays in the first part of next year, which of course will inure* to the benefit of ABN shareholders.

Q: It says in the release that PLC, just to check, will the bank be listed in London or in Amsterdam?

Mr. Varley: Both, the PLC structure ensures that the listing of the FTSE 100 is maintained. We have a full weighting.

Q: What will happen to the Ajax sponsorship?

Mr. Groenink: What will happen to the Ajax sponsorship will be totally independent from the merger with Barclays. The Ajax sponsoring is a concern and a joy of ABN AMRO of the Netherlands. They will decide going forward what they want to do with that sponsorship.

Q: I have some questions about the job cut. This will be more than 23.000, if I say it correctly. Can you say anything how many Dutch jobs will be gone, after the merger?

Mr. Groenink: As this point in time that is not too easy to establish today. If you look at the plans and the integration of the various departments, we do not expect out of that 23.000 that a significant part will come from the Netherlands.

Q: A little bit more specific?

Mr. Groenink: No, I cannot be more specific.

Mr. Varley: It is also just important to recognize - I can understand why you might ask us the questions about job cuts - that what Rijkman and I want to be able to offer the employees of the organisation is growth, the career, opportunities for people within ABN AMRO and Barclays will be second to none. This is an enterprise in growth. My expectation is over time that we will be a magnet for talent right across the financial services industry. That's really the employment story of today.

Q: In your strategy, when you …………….* still stand alone, you identified some businesses ………..* smaller business. I was wondering Mr. Varley, are there bits and pieces of ABN AMRO which you do not want and which you might divest*?

Mr. Varley: The point that you should have in your mind is that it is because of the strong portfolio of businesses ABN AMRO has, we made the decision some years ago, that ABN AMRO was our natural partner, it's that that attracts me to the opportunity that we're launching today. Rijkman has announced that there are some small disposals which he and his colleagues will be undertaking over the course of the next year or so and I entirely support the decision that he is taking.

Q: A couple of questions: One on tax, it was my understanding, perhaps mistakenly, that one of the reasons for having the Dutch headquarters was the tax benefits in the Netherlands, but you’re talking about being UK tax residents. Could you explain what the thinking is on the tax front?
I also wanted to check, there’s no position as I can see for Hugh Scott Barret.
Can you explain what happened there?

Mr. Varley: On tax, in the sense that I have nothing to add to what we've said in the announcement which is that we have looked at the situation carefully. The UK tax residence is what falls out from the corporate structure that we're putting in place.

Mr. Groenink: On Hugh Scott Barrett … Hugh has been made an offer in the new organisation. But he has decided that this is an opportune moment to pursue other opportunities. He will be totally committed until closing as a CFO of ABN AMRO to see the merger through and to be an integral part of the decision team but he thinks it is a good moment in time to review other options.

Mr. Varley: Just to be clear. I would love it of Hugh decided to stay but of course Rijkman and I respect the decision that he has taken.

Q: Is Bank of America legally allowed to buy LaSalle. Because I understand that no bank can own more than 10% of national deposit in the US, is that an issue or the condition attached to that process that we're not aware of ……. ?

Mr. Groenink: Bank of America has indeed like any bank in the US a cap. They have come into this transaction being totally comfortable with the fact that the deposit base of LaSalle would fit under cap and if not that they would have ample opportunities to reduce this and to create more room under the capital* of accommodate LaSalle.

Q: (Mrs. Jones): The question regarding management rewards, are there bonuses or other kinds of things related to this merger for people of ABN AMRO or Barclays?

Mr. Groenink: I can only speak for ABN AMRO in this respect. I'm not aware …there are no special bonuses or special arrangements for rewards relating to this merger transaction. Of course in terms of people’s annual performance, for people whose work it is to participate in the preparation of these deals and they have worked on it, they will be assessed on their performance in the merger talks and that will be reflected in their normal bonuses, but outside of that there are no arrangements for ABN AMRO.

Mr. Varley: I talk about philosophy, again it's when you're thinking about constructing a merger enterprise like this, you want to be certain that you speak the same language in strategy, in employment and compensation. Rijkman and I think about these things identically. And our view both in ABN AMRO and Barclays is that we want to employ the best people in the world. We want to be competitive in terms of our compensation structure. And if we have, which what we expect, great performance by colleagues right across the organisation, then their award should be good.

Q: I wondered: There is so many to do about all the advisors you have. All the big banks are involved. Can you already say what the costs of all the advisors so far have been?

Mr. Groenink: The fees will be customary for this type of business in Europe. I'm not going to disclose.

Q: A point on the sale of LaSalle. You said the proceeds of that will be returned to shareholders. Whose shareholders will it be returned to? Is this sale of LaSalle solely a sale of LaSalle by ABN AMRO and the proceeds will go to ABN AMRO shareholders or will Barclays shareholders somehow benefit from this?
The other question: there might be an option to expand in Italy, in 2008? Will you be interested in taking that opportunity?

Mr. Varley: I would simply say this. ….I will never comment on anything, I just sit here and smile, and you keep asking me and I will keep obstructing, ........ I am afraid I’ll be like a sphinx.

If you ask me about commitment to the market, again I would say: one of the real attractions to Barclays in the ABN AMRO merger is the strength of its position in Italy. It’s an extremely important market for us or has been, so it will be an extremely important market for the combined enterprise going forward.

Mr. Groenink: On the LaSalle sale we and our advisors with the fairness opinion, the considered the price offered by Barclays for ABN AMRO shares to include the full value of LaSalle. Therefore that would include for ABN AMRO shareholders through the exchange rate and the final considerations for ABN AMRO shares. It is our intention to distribute those proceeds through the large Barclays Group making use of the capacity to distribute without any constraint and tax liabilities to all shareholders, through buy back programs. And of course the benefits of that will be accruing to all shareholders of the new Barclays.

Q: A question about the head office. What will it exist of, what will you transfer, what will you keep here or bring here, and for how long? Did you make any agreements on that and how does it work? Because the Dutch management is no longer the lead regulator actually and there is not really a need for you to have a big head office here.

Mr. Varley: There is a real need for us to have our head office here. I want a signal by having our head office here. I symbolise that by my own presence here, the commitment we have to this market. It is a European enterprise that we are creating, it is entirely appropriate that the headquarters should be here in Amsterdam. Most of the executive committee will be located here. The executive committee will meet here. This is substantive. And in terms of your point about the duration you should take as your rule of thumb forever.

Mr. Groenink: All group functions will be located here. Of course we have and will be managed from Amsterdam, of course we will have sizeable group function operations in other parts of the world, certainly also in London. That is also the case for ABN AMRO at this point in time.

Q: Why didn't you meet with the consortium before agreeing the deal with Barclays? What else have you done to check if there is anything else out there to make sure this is the best deal as you recommend to your shareholders?

Mr. Groenink: We have been in exclusive talks with Barclays. We have entered into exclusive talks, on the basis of our analysis of the last four years, we came to the conclusion that Barclays will be an ideal partner for ABN AMRO. In looking for a partner and for a transaction which is accretive for our shareholders and also presents the best value for our shareholders, next to our stakeholders, we have to evaluate must more than just a consortium, as …. John ………………..* eloquently said is out to deconstruct the company. We are on a journey, we have been on a journey to build. To build you do together with a partner who also wants to build. That has been a very important driver for ABN AMRO to get into these talks with Barclays and to continue them and to finalize them. We have not received any offer or any interest, which has been superior, actually we have not received anything else than a very general vague letter from a consortium who made it absolutely clear that they were only out to deconstruct the bank. We have not received any other interest. I think I cannot be more clear about this.

Q: One detail about the branding. Because Mr. Varley, you tell us that Italy is extremely important for Barclays. The bank like Antonveneta will also be rebranded as a Barclays bank?

Mr. Varley: No, we simply said: the top company is branded Barclays. When we look as we will to review our branding strategy around the world, we will be customers led, when I think about the ABN AMRO group, there is a lot of brand acuity across the ABN AMRO group. We need to be careful custodians of that.

Q: One more question about the US. You say, you have some legal problems there, are they solved, are they part of the deal, if they're not solved the sale won't go through in any way?

Mr. Groenink: We are working under the Cease and Desist Order of the Federal Reserved Bank and Dutch Central Bank which we are in the process of finalising this month. We continue to cooperate with the Justice department. That is as far as I can make any comments.

Q: I was just wondering, Mr. Groenink, when you resign as CEO later this year, let's assume that this all happens, how do you look back on your seven years at the helm? Do you think this deal shows that you succeeded in your mission or failed in the sense that you're now selling your bank?

Mr. Groenink: You would not expect me to say today that I failed. But actually I don't believe I have failed, I would rather talk about the bank. We have in the initial years of the bank, particularly the first year and following into the second year up till now in my seventh year command of the helm, we have gone through major strategic reorientation reconstruction which have been be followed on successfully. And apart from the first two years, in which the start of course was difficult. If you look at the share price performance as of today we introduce our new strategy, we have been at par with the median and we have beaten the average performance of the AEX and the world index. Apart from two years of no movement in the share price, this transaction proves beyond any doubt that the team at ABN AMRO, I’m not talking about myself, I’m talking about the team, the managing board, the teams in Asia, Brasil, LaSalle, Europe and in the global markets business, they actually have been creating substantial value for shareholders. If you look at some of the past evaluations of all the businesses going back a year and you look at what it is today, that actually proves that the value is there and that people are prepared to pay for this. And that is my greatest triumph I would say that ultimately we are proving as ABN AMRO that we have been doing the right things in the last few years and that we have created value for our shareholders. So I will be a proud man leaving this bank.

Anymore questions, because we are getting close to where we want to end. I see one hand, let that be the last question.

Q: Are there any plans to close ABN AMRO branches in Holland?

Mr. Groenink: Why should we? I can't see the point. Barclays is virtually non present in the Netherlands. So from the merger with Barclays there are no synergies in the Netherlands relating to the retail activities.
The merger in itself is no reason to close branches.

Thank you very much. We appreciate your coming here. Thank you.

* inaudible

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.